Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 7, 2006

For immediate release
Mittal Steel commences U.S. offer for Arcelor securities

7th June 2006 – Rotterdam - Mittal Steel Company N.V. (NYSE: MT) announces today the commencement of the previously announced U.S. offer for ordinary shares and convertible bonds (2017 OCEANEs) of Arcelor S.A. (“Arcelor”) held by U.S. holders and for all Arcelor American Depositary Shares, each ADS representing one ordinary share of Arcelor. Mittal Steel is offering to exchange:

•	1 Mittal Steel class A common share and €10.05 in cash for each Arcelor Share or Arcelor ADS tendered;[1] and
•	1 Mittal Steel class A common share and €12.92 in cash for each Convertible Bond tendered.[2]

In addition to, or instead of, the above primary offer, holders of Arcelor shares or ADSs may elect to participate in one or both of two secondary capped offers, one for cash only and the other for Mittal Steel class A common shares only. Pursuant to the secondary offers, Mittal Steel is offering to exchange:

•	€36.69 in cash for each Arcelor Share or Arcelor ADS tendered in the secondary cash offer;[3] or

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 1 Reflects an adjustment due to the payment by Arcelor on May 29, 2006 of a €1.85 per share dividend; prior thereto, the consideration was 1 Mittal Steel share and €11.10 in cash for 1 Arcelor share.

2 As adjusted due to the €1.85 per share dividend and related increase in the bond’s conversion/exchange ratio; prior thereto, the consideration was 1 Mittal Steel share and €12.12 in cash for 1 Arcelor Convertible Bond.

 3 As adjusted due to the €1.85 per share dividend; prior thereto, the consideration was €37.74 in cash for each Arcelor share.

•	1.3773 Mittal Steel class A common shares for each Arcelor Share or Arcelor ADS tendered in the secondary exchange offer.[4]

Tendering holders are not required to make the same election for all of the Arcelor securities tendered, and may make any of these elections for all or some of the Arcelor securities tendered. If tendering holders fail to make any election, they will be deemed to have elected the primary offer. Tenders in the secondary offers are subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the tendered Arcelor shares that are exchanged for Mittal Steel shares and the portion of the tendered Arcelor shares that are exchanged for cash will be 72.6% and 27.4%,5 respectively. The above consideration is subject to adjustments in certain circumstances, as described in the prospectus, dated June 7, 2006, for the U.S. offer, included in Mittal Steel’s Registration Statement on Form F-4 (Registration No. 333-132642).

The cash consideration paid to holders tendering Arcelor securities in the U.S. offer will be distributed less any required withholding tax and without interest. The cash consideration paid to tendering holders of Arcelor ADSs will be in U.S. dollars, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date.

Mittal Steel commenced on May 18, 2006, in Belgium, France and Luxembourg, and on May 24, 2006, in Spain, an offer to exchange Arcelor shares and convertible bonds held by holders who are located in Belgium, France, Luxembourg and Spain and holders who are located outside of Belgium, France, Luxembourg, Spain, Japan, The Netherlands and the United States to the extent that such holders may participate in such offer pursuant to applicable local laws and regulations. The U.S. offer and the European offer have identical terms and conditions other than the date of commencement and the duration of the initial acceptance period.

The U.S. offer and the European offer are conditioned upon there being validly tendered in the U.S. offer and the European offer, on a combined basis, Arcelor securities representing more than 50% of the total share capital and voting rights of Arcelor on a fully diluted basis, taking into account the votes of shares that would be issued upon conversion of the convertible bonds, in addition to other conditions described in the prospectus for the U.S. offer.

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 4 As adjusted due to the €1.85 per share dividend; prior thereto, the consideration was 17 Mittal Steel shares for every 12 Arcelor shares.

5 As adjusted due to the €1.85 per share dividend; prior thereto the ratio was 70.6% and 29.4%, respectively.

The U.S. offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City Time, on Wednesday, July 5, 2006, unless extended.

Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc. and SG Americas Securities, LLC are acting as Dealer Managers for the U.S. offer. D.F. King & Co., Inc. is the Information Agent.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Belgium, France, Luxembourg, Spain and the United States.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT.”